Exhibit 99.1

March 9, 2017

Talend S.A.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

Ladies and Gentlemen:

Talend S.A. (the “Company”) has requested that McKnight Consulting Group Global Services (“MCG”) execute this letter in connection with filings of the Company with the Securities and Exchange Commission (“SEC”), including in connection with the filing of a registration statement on Form F-1. In response to such request, please be advised as follows:

1. MCG consents to the use and reference to MCG’s name and to the report entitled “Hadoop Integration Benchmark” dated October 2015.

2. MCG consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of filings with the SEC. In granting such consent, MCG represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

Sincerely,

MCKNIGHT CONSULTING GROUP GLOBAL SERVICES

By:	/s/ William McKnight
Name:	William McKnight
Title:	President

Exhibit A

“Our Talend Big Data Integration solution can run up to seven times faster on big data platforms than a certain large competitor’s product, according to a McKnight Consulting Group, or MCG, study we commissioned.”

“Talend Big Data Integration builds data integration flows that run natively within Hadoop platforms and leverage the latest technologies to run up to seven times faster than a certain large competitor’s product, according to an MCG study we commissioned.”